Mail Stop 3561

March 10, 2008

Mr. Millard Drexler
Chairman and Chief Executive Officer
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

> **Re:** **J. Crew Group, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 19, 2007**
> **File No. 001-32927**

Dear Mr. Drexler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey Karpf, Esq.
 Fax (212) 225-3999